UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.  1)*

Aileron Therapeutics, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

00887A 105
(CUSIP Number)

July 6, 2018
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐    Rule 13d-1(b)
☐    Rule 13d-1(c)
☒    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00887A 105	13G	Page 2 of 5 Pages

Item 1(a).	Name of Issuer:

Aileron Therapeutics, Inc. (the "Issuer").

Item 1(b).	Address of Issuer's Principal Executive Offices:

281 Albany Street, Cambridge, MA 02139.

Item 2(a).	Name of Person Filing:

Apple Tree Partners II, L.P. ("ATP II"); Apple Tree Ventures II, L.P. ("ATP II GP"), which is the sole general partner of ATP II; Apple Tree Partners II - Annex, L.P. ("ATP II Annex); Apple Tree Ventures II - Annex, LLC ("ATP II Annex GP"), which is the sole general partner of ATP II Annex; and Seth L. Harrison ("Harrison") (each, a "Reporting Person" and collectively, the "Reporting Persons."). Harrison is the sole General Partner of ATP II GP and the sole Managing Member of ATP II Annex GP.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The business address of each of the Reporting Persons is 230 Park Avenue, Suite 2800, New York, NY 10169.

Item 2(c).	Citizenship:

ATP II, ATP II GP and ATP II Annex are limited partnerships organized under the laws of the State of Delaware.  ATP II Annex GP is a limited liability company organized under the laws of the State of Delaware.  Harrison is a United States Citizen.

Item 2(d).	Title of Class of Securities:

Common Stock, $0.001 par value ("Common Stock").

Item 2(e).	CUSIP Number:

00887A 105.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership.

Not Applicable.

CUSIP No. 00887A 105	13G	Page 3 of 5 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

Each Reporting Person has ceased to beneficially own five percent (5%) or more of the Issuer's outstanding Common Stock.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not applicable.  This Schedule 13G is not filed pursuant to Rule 13d‑1(b) or Rule 13d–1(c).

Material to be Filed as Exhibits.

Exhibit 1 – Agreement regarding filing of joint Schedule 13G.

CUSIP No. 00887A 105	13G	Page 4 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    July 10, 2018

APPLE TREE PARTNERS II, L.P.

By:	Apple Tree Ventures II, L.P. General Partner

By:  /s/ Seth L. Harrison
Seth L. Harrison
General Partner

APPLE TREE VENTURES II, L.P.

By:  /s/ Seth L. Harrison
Seth L. Harrison
General Partner

APPLE TREE PARTNERS II - ANNEX, L.P.

By:	Apple Tree Ventures II - Annex, LLC General Partner

By:  /s/ Seth L. Harrison
Seth L. Harrison
Managing Member

APPLE TREE VENTURES II - ANNEX, LLC

By:  /s/ Seth L. Harrison
Seth L. Harrison
Managing Member

/s/ Seth L. Harrison
Seth L. Harrison

CUSIP No. 00887A 105	13G	Page 5 of 5 Pages

EXHIBIT 1

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of Common Stock of Aileron Therapeutics, Inc.

July 10, 2018

APPLE TREE PARTNERS II, L.P.

By:	Apple Tree Ventures II, L.P. General Partner

By:  /s/ Seth L. Harrison
Seth L. Harrison
General Partner

APPLE TREE VENTURES II, L.P.

By:  /s/ Seth L. Harrison
Seth L. Harrison
General Partner

APPLE TREE PARTNERS II - ANNEX, L.P.

By:	Apple Tree Ventures II - Annex, LLC General Partner

By:  /s/ Seth L. Harrison
Seth L. Harrison
Managing Member

APPLE TREE VENTURES II - ANNEX, LLC

By:  /s/ Seth L. Harrison
Seth L. Harrison
Managing Member

/s/ Seth L. Harrison
Seth L. Harrison